UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures:
CORRECTION ANNOUNCEMENT: DEALINGS IN SECURITIES BY A
DIRECTOR OF SASOL AND ONE OF ITS MAJOR SUBSIDIARIES

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:             JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes:                ZAE000006896      US8038663006
Sasol BEE Ordinary Share code:       JSE: SOLBE1
Sasol BEE Ordinary ISIN code:         ZAE000151817
(“Sasol” or ”the Company”)
CORRECTION ANNOUNCEMENT: DEALINGS IN SECURITIES BY A DIRECTOR OF
SASOL AND ONE OF ITS MAJOR SUBSIDIARIES
Shareholders are referred to the director’s dealings announcement released on the Stock Exchange News Service of the JSE Limited
(“SENS”) on Friday, 9 March 2018, wherein it was disclosed that S R
Cornell sold 12 100 securities on-market at a total transaction value of US$414 900.00. Shareholders are now advised that the number of securities sold, in fact, amounted to 19 000 with a total transaction value of US$651 021.43. Accordingly, shareholders are advised to disregard the previous announcement released on SENS on Friday, 9
March 2018, and to refer to the correct information below:
Director S R Cornell
Companies Sasol Limited
Sasol (USA) Corporation
Date transaction effected 8 March 2018
Number of securities 19 000
Class of securities American Depositary Receipts
Nature of transaction Sale of securities on-market
Volume weighted average
price per security US$34.26
Lowest price per security US$34.25
Highest price per security US$34.33
US$651 021.43
Total value of transaction
Nature and extent of
director’s interest Direct beneficial
Clearance given in terms
of paragraph 3.66 Yes
12 March 2018
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 March 2018 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary